UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Techotel Inc.

Legal status of issuer

> *Form*
> Corporation
>
> *Jurisdiction of Incorporation/Organization*
> Delaware
>
> *Date of organization*
> April 14, 2014

Physical address of issuer
137 W 25th St, 11th Fl, New York, NY 10001

Website of issuer
www.bellhop.me

Name of intermediary through which the Offering will be conducted
OpenDeal Inc. dba Republic

CIK number of intermediary
0001672732

SEC file number of intermediary
007-00046

CRD number, if applicable, of intermediary
283874

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
5.0% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
2% of the Securities being issued in this Offering

Type of security offered
Units of SAFE (Simple Agreement for Future Equity)

Target number of Securities to be offered
50,000

Price (or method for determining price)
$1.00

Target offering amount
$50,000.00

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other:

Maximum offering amount (if different from target offering amount)
$428,000.00

Deadline to reach the target offering amount
November 17, 2017

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
0

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$8,257.00	$89,268.00
Cash & Cash Equivalents	$8,257.00	$89,268.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$158,201.00	$66,307.00
Long-term Debt	$345,000.00	$205,000.00
Revenues/Sales	$0.00	$485.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$0.00	$0.00
Net Income	-$312,908.00	-$148,732.00

The jurisdictions in which the issuer intends to offer the Securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

September 25, 2017

FORM C

Up to $428,000.00

Techotel Inc.



Units of SAFE (Simple Agreement for Future Equity)

   This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by Techotel Inc., a Delaware Corporation (the "Company" as well as references to "we" "us" or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Units of SAFE (Simple Agreement for Future Equity) of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $50,000.00 and up to $428,000.00 from Purchasers in the offering of Securities described in this Form C (this "Offering"). The minimum amount of Securities that can be purchased is $100.00 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

   The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled " *The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete and execute a Subscription Agreement. Purchases or "Subscriptions" may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

   The Offering is being made through OpenDeal Inc. dba Republic (the "Intermediary"). The Intermediary will be entitled to receive a commission equivalent to 2% of the Securities being issued in this Offering related to the purchase and sale of the Securities.

	Price to Purchasers	**Service Fees and Commissions (1)**	**Net Proceeds**
Minimum Individual Purchase Amount	$100.00	$5.00	$95.00
Aggregate Minimum Offering Amount	$50,000.00	$2,500.00	$47,500.00
Aggregate Maximum Offering Amount	$428,000.00	$21,400.00	$406,600.00

(1) This excludes fees to Company's advisors, such as attorneys and accountants.
(2) OpenDeal Inc. dba Republic will receive a commission equivalent to 2% of the Securities being issued in this Offering.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at www.bellhop.me no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C is September 25, 2017.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE

ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY PURCHASER EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE PURCHASER LIVES OUTSIDE THE UNITED STATES, IT IS THE PURCHASER'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH AY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are

based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

EXHIBIT A
EXHIBIT B
EXHIBIT C

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than April 30, 2018.

Once posted, the annual report may be found on the Company's website at: www.bellhop.me

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C

Purchasers should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Techotel Inc. (the "Company") is a Delaware Corporation, formed on April 14, 2014. The Company is currently also conducting business under the name of Bellhop.

The Company is located at 137 W 25th St, 11th Fl, New York, NY 10001.

The Company's website is www.bellhop.me.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business

Our Company provides an app to streamline the on-demand ride hailing experience. Our customers have the option to decide which ride service they would prefer (e.g. Uber, Lyft, etc), which saves them time and money. We utilize the same pricing data provided by these ride sharing companies, and consumers pay the same price as if they were transacting on the original ride sharing apps. Depending on the ride option chosen, we make money based on negotiated commissions per completed transaction.

The Offering

Minimum amount of Units of SAFE (Simple Agreement for Future Equity) being offered	50,000
Total Units of SAFE (Simple Agreement for Future Equity) outstanding after Offering (if minimum amount reached)	157,000*
Maximum amount of Units of SAFE (Simple Agreement for Future Equity) in this offering	428,000
Total Units of SAFE (Simple Agreement for Future Equity) outstanding after Offering (if maximum amount reached)	535,000*
Purchase price per Security	$1.00
Minimum investment amount per investor	$100.00
Offering deadline	November 17, 2017
Use of proceeds	See the description of the use of proceeds on page 19 hereof.
Voting Rights	See the description of the voting rights on page 28 hereof.

*The total number of SAFEs outstanding is subject to increase in an amount equivalent to OpenDeal Inc. dba Republic's commission of 2% of the Securities issued in the Offering(s).

The price of the Securities has been determined by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value.

RISK FACTORS

Risks Related to the Company's Business and Industry

We rely on other companies to provide us access to their systems through their application programming interface ("API") for our app to be of value to our users.

We depend on these suppliers to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our app and products may be adversely impacted if companies to whom we depend on, revoke our access to their APIs to meet our customers' expectations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two suppliers.

The development and commercialization of our app is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize apps. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively

than we are able to, which would adversely affect our competitive position – the likelihood that our app will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

We plan to implement new lines of product offerings and services within existing lines of business.
There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

Through our operations, we collect and store certain personal information that our customers provide to purchase products or services, enroll in promotional programs, register on our web site, or otherwise communicate and interact with us.
We may share information about such persons with vendors that assist with certain aspects of our business. Security could be compromised and confidential customer or business information misappropriated. Loss of customer or business information could disrupt our operations, damage our reputation, and expose us to claims from customers, financial institutions, payment card associations and other persons, any of which could have an adverse effect on our business, financial condition and results of operations. In addition, compliance with tougher privacy and information security laws and standards may result in significant expenses due to increased investment in technology and the development of new operational processes.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.
We collect and store sensitive data, including intellectual property, our proprietary business information and that of our customers, suppliers and business partners, and personally identifiable information of our customers, in our data centers and on our networks. The secure processing, maintenance and transmission of this information is critical to our operations and business strategy. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties, disrupt our operations and the services we provide to customers, and damage our reputation, and cause a loss of confidence in our products and services, which could adversely affect our operating margins, revenues and competitive position.

The secure processing, maintenance and transmission of this information is critical to our operations and business strategy, and we devote significant resources to protecting our information by using secure servers and ensuring the data is encrypted during transmission. The expenses associated with protecting our information could reduce our operating margins.

An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business.
Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber attacks" and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events. Such events could have an adverse impact on us and our customers, including degradation of service, service disruption, excessive call volume to call centers and damage to our plant, equipment and data. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

We depend on third-party service providers and outsource providers for a variety of services and we outsource a number of our non-core functions and operations.
In certain instances, we rely on single or limited service providers and outsourcing vendors around the world because the relationship is advantageous due to quality and price. If outsourcing services are interrupted or not performed or the performance is poor, this could impact our ability to process, record and report transactions with our customers. Such interruptions in the provision of services could result in our inability to meet customer demand, damage our reputation and customer relationships and adversely affect our business.

We depend on third party providers to supply some of the hardware, software and operational support necessary to provide some of our services.

We obtain these services from a limited number of vendors, some of which do not have a long operating history or which may not be able to continue to supply the services we desire. Some of our hardware, software and operational support vendors represent our sole source of supply. If demand exceeds these vendors' capacity or if these vendors experience operating or financial difficulties, or are otherwise unable to provide the equipment or services we need in a timely manner, at our specifications and at reasonable prices, our ability to provide some services might be materially adversely affected, or the need to procure or develop alternative sources of the affected materials or services might delay our ability to serve our customers. These events could materially and adversely affect our ability to retain and attract customers, and have a materially adverse impact on our operations, business, financial results and financial condition.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, the Company is dependent on Payam Safa, Director and CEO of the Company. The Company has or intends to enter into employment agreements with Payam Safa although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Payam Safa or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

We rely on third-party suppliers for the services used in the delivery of our products.

In 2017, the following suppliers provided the following percentage of the listed services, and inputs.

Supplier or Description: Uber
Service: on-demand ride-hailing services
% of such service: 50.0%

Supplier or Description: Lyft
Service: on-demand ride-hailing services
% of such service: 50.0%

If any of these suppliers changed its sales strategy to reduce its reliance on distribution channels, or decided to terminate its business relationship with us, sales and earnings could be adversely affected until we are able to establish relationships with suppliers of comparable products. Any delay, interruption, or failure to locate a suitable replacement for such suppliers could materially adversely affect our business, prospects, or results of operations. Most of our agreements with suppliers are terminable by either party on short notice for any reason. Although we believe our relationships with these key suppliers are good, they could change their strategies as a result of a change in control, changes in the marketplace or other factors beyond our control, including a key supplier becoming financially distressed.

Maintaining, extending and expanding our reputation and brand image are essential to our business success.

We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations.

In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected.

From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.

Any dispute or litigation regarding patents or other intellectual property could be costly and time-consuming due to the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, or it could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our product candidates infringe a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against as could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. In certain of our businesses we rely on third party intellectual property licenses and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all.

The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan.
In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

The Company has indicated that it has engaged in certain transactions with related persons.
Please see the section of this Memorandum entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

We must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation.
Consumer preferences towards our products change continually. Our success depends on our ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If we do not offer products that appeal to consumers, our sales and market share will decrease. We must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If we do not accurately predict which shifts in consumer preferences will be long-term, or if we fail to introduce new and improved products to satisfy those preferences, our sales could decline. If we fail to expand our product offerings successfully across product categories, or if we do not rapidly develop products in faster growing and more profitable categories, demand for our products could decrease, which could materially and adversely affect our product sales, financial condition, and results of operations.

In addition, achieving growth depends on our successful development, introduction, and marketing of innovative new products and line extensions. Successful innovation depends on our ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise our competitive position and adversely impact our business.

Substantial disruption to our suppliers could occur.
A disruption in our suppliers services could have an adverse effect on our business. The disruption could occur for many reasons, including fire, natural disasters, weather, water scarcity, disease, strikes, transportation or supply interruption, government regulation, cybersecurity attacks or terrorism.

The consolidation of our suppliers could adversely affect us.
Suppliers in our major markets may consolidate, resulting in fewer customers for our business. Consolidation also produces larger suppliers that may seek to leverage their position to improve their profitability by demanding improved efficiency, lower pricing, increased promotional programs, or specifically tailored products. Consolidation also increases the risk that adverse changes in our customers' business operations or financial performance will have a corresponding material and adverse effect on us.

The Company could be negatively impacted if found to have infringed on intellectual property rights.
Technology companies, including many of the Company's competitors, frequently enter into litigation based on allegations of patent infringement or other violations of intellectual property rights. In addition, patent holding

companies seek to monetize patents they have purchased or otherwise obtained. As the Company grows, the intellectual property rights claims against it will likely increase. The Company intends to vigorously defend infringement actions in court and before the U.S. International Trade Commission. The plaintiffs in these actions frequently seek injunctions and substantial damages. Regardless of the scope or validity of such patents or other intellectual property rights, or the merits of any claims by potential or actual litigants, the Company may have to engage in protracted litigation. If the Company is found to infringe one or more patents or other intellectual property rights, regardless of whether it can develop non-infringing technology, it may be required to pay substantial damages or royalties to a third-party, or it may be subject to a temporary or permanent injunction prohibiting the Company from marketing or selling certain products. In certain cases, the Company may consider the desirability of entering into licensing agreements, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur. These licenses may also significantly increase the Company's operating expenses.

Regardless of the merit of particular claims, litigation may be expensive, time-consuming, disruptive to the Company's operations and distracting to management. In recognition of these considerations, the Company may enter into arrangements to settle litigation. If one or more legal matters were resolved against the Company's consolidated financial statements for that reporting period could be materially adversely affected. Further, such an outcome could result in significant compensatory, punitive or trebled monetary damages, disgorgement of revenue or profits, remedial corporate measures or injunctive relief against the Company that could adversely affect its financial condition and results of operations.

We rely heavily on our technology and intellectual property, but we may be unable to adequately or cost-effectively protect or enforce our intellectual property rights, thereby weakening our competitive position and increasing operating costs.
To protect our rights in our services and technology, we rely on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. We also rely on laws pertaining to trademarks and domain names to protect the value of our corporate brands and reputation. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our services or technology, obtain and use information, marks, or technology that we regard as proprietary, or otherwise violate or infringe our intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property, or if others independently develop substantially equivalent intellectual property, our competitive position could be weakened.

Effectively policing the unauthorized use of our services and technology is time-consuming and costly, and the steps taken by us may not prevent misappropriation of our technology or other proprietary assets. The efforts we have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of our services, use similar marks or domain names, or obtain and use information, marks, or technology that we regard as proprietary. We may have to litigate to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

We rely on agreements with third parties to provide certain services, goods, technology, and intellectual property rights necessary to enable us to implement some of our applications.
Our ability to implement and provide our applications and services to our clients depends, in part, on services, goods, technology, and intellectual property rights owned or controlled by third parties. These third parties may become unable to or refuse to continue to provide these services, goods, technology, or intellectual property rights on commercially reasonable terms consistent with our business practices, or otherwise discontinue a service important for us to continue to operate our applications. If we fail to replace these services, goods, technologies, or intellectual property rights in a timely manner or on commercially reasonable terms, our operating results and financial condition could be harmed. In addition, we exercise limited control over our third-party vendors, which increases our vulnerability to problems with technology and services those vendors provide. If the services, technology, or intellectual property of third parties were to fail to perform as expected, it could subject us to potential liability, adversely affect our renewal rates, and have an adverse effect on our financial condition and results of operations.

If we fail to maintain or expand our relationships with our suppliers we may not have adequate access to new or key technology necessary for our products, which may impair our ability to deliver leading-edge products.
In addition to the technologies we develop, our suppliers develop product innovations at our direction that are requested by our customers. Further, we rely heavily on our component suppliers, such as Uber and Lyft, to provide us with leading-edge components that conform to required specifications or contractual arrangements on time and in accordance with a product roadmap. If we are not able to maintain or expand our relationships with our suppliers or

continue to leverage their research and development capabilities to develop new technologies desired by our customers, our ability to deliver leading-edge products in a timely manner may be impaired and we could be required to incur additional research and development expenses.

We must acquire or develop new products, evolve existing ones, address any defects or errors, and adapt to technology change.

Technical developments, client requirements, programming languages, and industry standards change frequently in our markets. As a result, success in current markets and new markets will depend upon our ability to enhance current products, address any product defects or errors, acquire or develop and introduce new products that meet client needs, keep pace with technology changes, respond to competitive products, and achieve market acceptance. Product development requires substantial investments for research, refinement, and testing. We may not have sufficient resources to make necessary product development investments. We may experience technical or other difficulties that will delay or prevent the successful development, introduction, or implementation of new or enhanced products. We may also experience technical or other difficulties in the integration of acquired technologies into our existing platform and applications. Inability to introduce or implement new or enhanced products in a timely manner could result in loss of market share if competitors are able to provide solutions to meet customer needs before we do, give rise to unanticipated expenses related to further development or modification of acquired technologies as a result of integration issues, and adversely affect future performance.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive, confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

If we do not respond to technological changes or upgrade our websites and technology systems, our growth prospects and results of operations could be adversely affected.

To remain competitive, we must continue to enhance and improve the functionality and features of our websites and technology infrastructure. As a result, we will need to continue to improve and expand our hosting and network infrastructure and related software capabilities. These improvements may require greater levels of spending than we have experienced in the past. Without such improvements, our operations might suffer from unanticipated system disruptions, slow application performance or unreliable service levels, any of which could negatively affect our reputation and ability to attract and retain customers and contributors. Furthermore, in order to continue to attract and retain new customers, we are likely to incur expenses in connection with continuously updating and improving our user interface and experience. We may face significant delays in introducing new services, products and enhancements. If competitors introduce new products and services using new technologies or if new industry standards

and practices emerge, our existing websites and our proprietary technology and systems may become obsolete or less competitive, and our business may be harmed. In addition, the expansion and improvement of our systems and infrastructure may require us to commit substantial financial, operational and technical resources, with no assurance that our business will improve.

Risks Related to the Securities

The Units of SAFE (Simple Agreement for Future Equity) will not be freely tradable until one year from the initial purchase date. Although the Units of SAFE (Simple Agreement for Future Equity) may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Units of SAFE (Simple Agreement for Future Equity). Because the Units of SAFE (Simple Agreement for Future Equity) have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Units of SAFE (Simple Agreement for Future Equity) have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Units of SAFE (Simple Agreement for Future Equity) may also adversely affect the price that you might be able to obtain for the Units of SAFE (Simple Agreement for Future Equity) in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A majority of the Company is owned by a small number of owners.
Prior to the Offering the Company's current owners of 20% or more beneficially own up to 88.8% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

The Company has the right to extend the Offering deadline.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

There is no present market for the Securities and we have arbitrarily set the price.
We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the

Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

Purchasers will not become equity holders until the Company decides to convert the Securities into CF Shadow Securities or until an IPO or sale of the Company.
Purchasers will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time, and depending on when and how the Securities are converted, the Purchasers may never become equity holders of the Company. Purchasers will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities. The Company is under no obligation to convert the Securities into CF Shadow Securities (the type of equity Securities Purchasers are entitled to receive upon such conversion). In certain instances, such as a sale of the Company, an IPO or a dissolution or bankruptcy, the Purchasers may only have a right to receive cash, to the extent available, rather than equity in the Company.

Purchasers will not have voting rights, even upon conversion of the Securities into CF Shadow Securities.
Purchasers will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Securities. Upon such conversion, CF Shadow Securities will have no voting rights and even in circumstances where a statutory right to vote is provided by state law, the CF Shadow Security holders are required to vote with the majority of the security holders in the new round of equity financing upon which the Securities were converted. For example, if the Securities are converted upon a round offering Series B Preferred Shares, the Series B-CF Shadow Security holders will be required to vote the same way as a majority of the Series B Preferred Share holders vote. Thus, Purchasers will never be able to freely vote upon any director or other matters of the Company.

Purchasers will not be entitled to any inspection or information rights other than those required by Regulation CF.
Purchasers will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. This lack of information could put Purchasers at a disadvantage in general and with respect to other security holders.

In a dissolution or bankruptcy of the Company, Purchasers will be treated the same as common equity holders.
In a dissolution or bankruptcy of the Company, Purchasers of Securities which have not been converted will be entitled to distributions as if they were common stock holders. This means that such Purchasers will be at the lowest level of priority and will only receive distributions once all creditors as well as holders of more senior securities, including any preferred stock holders, have been paid in full. If the Securities have been converted into CF Shadow Securities, the Purchasers will have the same rights and preferences (other than the ability to vote) as the holders of the Securities issued in the equity financing upon which the Securities were converted.

Purchasers will be unable to declare the Security in "default" and demand repayment.
Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Purchasers will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Purchasers have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may the Purchasers demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event.
The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business

Our Company provides an app to streamline the on-demand ride hailing experience. Our customers have the option to decide which ride service they would prefer (e.g. Uber, Lyft, etc), which saves them time and money. We utilize the same pricing data provided by these ride sharing companies, and consumers pay the same price as if they were transacting on the original ride sharing apps. Depending on the ride option chosen, we make money based on negotiated commissions per completed transaction.

Business Plan

Bellhop's business model relies on the continued growth and success of new and existing ride-hailing apps. As a global all-in-one app, or "Kayak for ground transportation, food, and entertainment services", Bellhop's intention is to continue our growth into other product categories, such as restaurant reservations, food delivery, and entertainment services. Therefore, growth in these additional categories is also dependent on the continued growth and success of these respective apps. The problem in today's world is that the volume of apps has grown so exponentially in the past few years that consumers don't know how to take advantage of all the capabilities that apps provide. As a result, consumers lose on average between $2-10 on every purchase, and waste up to 10 hours on every trip. For example, with transportation, some consumers switch between Uber, Lyft, and other ride hailing apps to decide which ride option is best based on price, number of stops, or pickup time. The problem is exacerbated for travelers since they don't always know which apps are even available in a foreign destination. Bellhop's vision is to bring together the best apps across transportation (taxis and scheduled rides), food (delivery and restaurant reservations), and entertainment (tours & activities and shows & events) into a single app, with services bookable on-demand globally. There are two core aspects to the platform: transactional and content layers. Transactions are powered by companies such as Lyft, Viator, and Resy, while content is pulled in from TripAdvisor and Yelp. This creates a seamless experience so consumers no longer need to figure out and search for what's best and available whether at home or on the road. Bellhop's recommendation engine filters only the most relevant options catered to each person's interests. Consumers book services directly through the Bellhop app without needing any other app on his/her phone—paying the same price as they normally would pay on our suppliers' apps. Bellhop is the merchant of record (with Uber being an exception currently) and completes all transactions through our supply partners' APIs. Once a transaction is processed, the supply partner fulfills the service, and Bellhop takes an average 10% commission on every transaction. Bellhop is a service provider without performing any services itself. Direct B2C digital marketing campaigns (social media, email marketing, testing limited ads on FB, Twitter, Instagram, Google), optimization in organic search results, and app store optimization are the primary user acquisition channels. Bellhop targets specific consumer segments we believe have a strong likelihood of being active users of the app, e.g. college females who don't like taking public transport late at nights, lawyers going between meetings all day in the city, and consultants traveling every week. We're beginning a pilot with the Port Authority of NY & NJ (which owns and operates Newark, La Guardia, and JFK airports) to distribute Bellhop to inbound travelers at these major airports, starting at JFK. The market opportunity in the U.S. alone is over $70 billion, comprised of money spent on services: reservations ($300M), food delivery ($30B), tours ($20B), shows ($9B), and ground transportation ($11B). Bellhop utilizes its marketing and online presence to win with consumers when they could be considering various ride-hailing alternatives. Bellhop works collaboratively with its customers to improve the app experience and incorporate features that will keep them loyal. We believe we must continue to provide new, innovative capabilities and branding to the consumer in order to grow our business. Research and product development activities, designed to enable sustained organic growth, carry a high priority. While many of the benefits from these efforts might not be realized until future years, we believe these activities demonstrate our commitment to future growth.

History of the Business

The vision of the Company has always been to give consumers on-demand access to the best local services from anywhere in the world. In the 4th quarter of 2014, we went to market with a hotel concierge platform that was designed to give hotel guests access to all hotel services on-demand through their smartphone. We empowered users to make hotel-related service requests from anywhere, inside or outside of the hotel, instead of having to be physically within the hotel room, and using the in-room telephone to speak to an operator. The idea was to build a supply of hotels within our marketplace, so a traveler can use the Bellhop app to have access to the best local services offered through

hotels. After a year in the market with this product, we came to the conclusion that the business model had a couple of flaws: 1) scalability issues, and 2) whether this was a consumer solution or a hotel solution. As we continued building our relationships with hotels, they began asking us to build more hotel related features and to integrate with their systems. Additionally, the sales cycle to on-board individual properties was taking at least 6-12 months. As a result, it was apparent that we had two possible paths to take: 1) a B2B solution focused on building a white-labeled product for hotels and selling the technology directly to them 2) a B2C solution which would build the supply of services through other apps (e.g. Uber, Lyft, Resy, Viator, etc), and remove the dependency from hotels. At this juncture, we pivoted down the B2C path, and are now the first all-in-one app in the market in the US.

The Company's Products and/or Services

Product / Service	Description	Current Market
Bellhop app	The first all-in-one on-demand ride-hailing app.	City-based individuals ages 18-35 who use at least one ride-hailing app.

We are constantly researching new service categories which we think might appeal to our customers, such as food, entertainment, laundry, groceries, and massage services. We currently offer the ride-hailing capability and are hoping to expand our offerings into food - restaurant reservations and food delivery by the middle of next year.

We offer our mobile app for download through the Apple App store, and users are made aware of the application primarily through digital media (e.g. social media), search engines, and email marketing campaigns.

Competition
The Company's primary competitors are HelloScout, TripAdvisor, FairFare and Google Maps.

Google Maps recently added on-demand ride transportation, however they're not the merchant of record and require deep links. FairFare has combined Uber and Lyft, however their business model adds a fee above the standard base price offered by these companies. HelloScout is outsourcing the concierge person at hotels to help guests book local services, which isn't as scalable as our business model. TripAdvisor is primarily a content based travel platform, and have recently added in hotel and activity booking functionality. Bellhop's advantages are being first to market as an extremely scalable all-in-one app, and securing relationships and agreements with many of the top app marketplaces.

Supply Chain and Customer Base
Although many ride-hailing apps exist throughout the US and around the world, which are essential to the Company's business, the company currently relies on the largest two ride-hailing apps, Uber and Lyft. The company has no exclusivity arrangements with either of these companies, so although we are first to market with our all-in-one capability, other competitors can enter the market with similar product offerings. Therefore, the company's ability to offer its services is dependent on the ride-hailing app company's ability to offer their services without significant shortage or downtime. Such outages or downtime could materially adversely affect the Company's operating results.

The Company is dependent on the following suppliers:

Supplier or Description	Service, input or raw material provided	Percent of such service, input or raw material from such supplier
Uber	On-demand ride-hailing services.	50.0%
Lyft	On-demand ride-hailing services.	50.0%

Our customers are individuals predominantly based in urban cities throughout the United States.

Intellectual Property

Trademarks

18

Application or Registration#	Goods / Services	Mark	File Date	Registration Date	Country
4727577	Downloadable software in the nature of a mobile application for use in providing concierge services to travelers.	Bellhop	September 17, 2014	April 28, 2015	Unites States

Governmental/Regulatory Approval and Compliance
The Company is not directly affected by laws and regulations of U.S. federal, state and local governmental authorities, nor the laws and regulations of international countries and bodies, such as the European Union (the "EU"). However, the suppliers, which are the ride-hailing app companies, may be affected by changes to the regulatory landscape which may in turn impact the Company's operations.

Litigation
None

Other
The Company's principal address is 137 W 25th St, 11th Fl, New York, NY 10001

The Company has the following additional addresses:

The Company conducts business in New York.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS
The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	5.00%	$2,500	5.00%	$21,400
Campaign marketing expenses or related reimbursement	4.00%	$2,000	2.34%	$10,000
Estimated Attorney Fees	2.00%	$1,000	0.47%	$2,000
Estimated Accountant/Auditor Fees	2.00%	$1,000	0.47%	$2,000
General Marketing	20.00%	$10,000	30.37%	$130,000

Research and Development	37.00%	$18,500	51.40%	$220,000
Future Wages	0.00%	$0	0.00%	$0.00
Accrued Wages	20.00%	$10,000	1.78%	$7,600
Accrued Expenses	0.00%	$0.00	1.17%	$5,000
Repayment of Debt	10.00%	$5,000	7.01%	$30,000
Total	**100.00%**	**$50,000**	**100.00%**	**$428,000**

The Company does not have discretion to alter the use of proceeds as set forth above.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors
The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Payam Safa

All positions and offices held with the Company and date such position(s) was held with start and ending dates
CEO: 4/14/2014 - present
Director: 4/14/2014 - present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
CEO @ Techotel: 4/14/2014 – present. Responsible for all company operations, including product management, business development, partnerships, marketing, investor relations, and fundraising.

Education
INSEAD, MBA UCLA, BS Computer Science and Engineering

Officers
The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Payam Safa

All positions and offices held with the Company and date such position(s) was held with start and ending dates
CEO: 4/14/2014 – present
Director: 4/14/2014 - present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
CEO @ Techotel: 4/14/2014 – present. Responsible for all company operations, including product management, business development, partnerships, marketing, investor relations, and fundraising.

Education

INSEAD, MBA UCLA, BS Computer Science and Engineering

Indemnification
Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently has 0 employees.

The Company has the following labor agreements in place:

Name	Job Description	Effective Date	Termination Date
Payam Safa	CEO	April 14, 2014	
Josef Richter	UI/UX	September 1, 2015	
Kevin Ross	Growth	August 1, 2017	
Nick Ferris	Marketing	August 14, 2017	

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount outstanding	9,460,000
Voting Rights	Each holder of record of Common Stock is entitled to one vote in person for each share of such stock.
Anti-Dilution Rights	None.
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Shares converted from the Securities will be subject to equity dilution if/when Techotel participates in an equity financing round where investors are offered capital stock for cash or cash equivalents or if compensatory shares are offered to new or existing members. In the majority of equity financing round scenarios, the incumbent owners' percent equity ownership decreases while the overall value of their total stake increases upon a pre-money valuation that increases the dollar value per share. If this occurs, investors will be notified.
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	100.0%

The Company has the following debt outstanding:

Type of debt	Credit Card
Name of creditor	Bank of America
Amount outstanding	$19,157.00
Interest rate and payment schedule	Whenever Techotel exceeds its credit limit of $16,000.00, then it must pay the difference between the credit limit and the outstanding amount by the end of the monthly pay period. The interest rate is 12.24%.
Amortization schedule	N/A
Describe any collateral or security	The loan is unsecured.
Maturity date	None.
Other material terms	None.

Type of debt	Personal Loan
Name of creditor	Payam Safa
Amount outstanding	$131,282.00
Interest rate and payment schedule	This is an interest free unsecured loan made to Techotel.
Amortization schedule	There is no amortization schedule.
Describe any collateral or security	The loan is unsecured by collateral.
Maturity date	None.
Other material terms	None.

Type of debt	Convertible Notes
Name of creditor	Various
Amount outstanding	$415,000.00
Interest rate and payment schedule	8% per year. The obligations will be due and payable 36 months after the date of the note (the "Maturity Date").
Amortization schedule	None.
Describe any collateral or security	The Convertible Notes are unsecured.
Maturity date	None.
Other material terms	Upon Company's consummation of a transaction (a "Qualified Financing") in which it raises at least $1,000,000 from an institutional investor through the

| | issuance of equity, the principal amount of this Note, together with all accrued and unpaid interest shall be converted into equity of Company (the "Conversion") at a conversion price equal to the lesser of (i) the then outstanding principal and interest amount of this Note divided by the price per share of the Company's stock on the date of the Qualified Financing discounted by twenty percent (20%), rounding any fractional result up to the nearest whole share; and (ii) the then outstanding principal and interest amount of this Note divided by a price per share determined with reference to a Company valuation of three million dollars ($3,000,000), rounding any fractional result up to the nearest whole share. The equity shall be granted in the same class and, other than price, the same terms and conditions as the equity securities granted to the investors of the Qualified Financing. (b) Elective Conversion. If Company does not engage in a Qualified Financing on or before thirty (30) days prior to the Maturity Date, the Lender, at its option, may convert this Note (including both Principal and Interest installments) into equity shares of the Company on a fully diluted basis at the price per Company common share or preferred share, as applicable, as determined using a valuation of Three Million Dollars ($3,000,000) for the Company at the time of such elective conversion. The Company will provide notice at least thirty (30) days prior to the Maturity Date to Lender. (c) Acceleration Event. The occurrence of any of the following events shall constitute an "Acceleration Event" pursuant to this Note: (i) Company shall (1) sell all or substantially all of its assets or (2) consummate a merger, consolidation or other similar transaction in which the stakeholders of Company as of the date of this Note (the "Present Stakeholders") do not retain a majority of the outstanding equity of the survivor of such transaction on a fully diluted basis. (ii) Company shall liquidate, dissolve or cease its business operations. (d) Acceleration Event Prior to Financing. If an "Acceleration Event" (as defined in Section 5(c)) shall occur prior to a Financing: The Lender shall be given fifteen (15) days advance notice thereof (with a description of the material terms of such Acceleration Event) and have the right to elect immediately before such Acceleration Event to receive either (i) in preference to the holders of common shares an amount equal to 1.50X the then outstanding principal and interest amount of this Note (the "Liquidation Preference") or (ii) the number of equity shares Lender would be entitled to receive under section 5(a)(ii) above. (e) Rights upon Conversion. Upon conversion of the Note, the Lender shall have such rights and privileges with respect to the Common Stock or New Preferred, as the case may be, as are equal to the rights and privileges afforded to the Lenders of such securities generally. |

Securities issued pursuant to Regulation CF:

Type of security	SAFE (Simple Agreements for Future Equity)
Amount outstanding	107,000*
Voting Rights	None
Anti-Dilution Rights	None
How the SAFEs may limit, dilute or qualify the Securities issued in the Offering pursuant to Regulation CF	As the SAFEs are convertible into CF Shadow Securities, the same securities into which the Securities are convertible, any conversion of the SAFEs will reduce the future percentage ownership of holders of the Securities issued in the Offering.
Percentage ownership of the Company by the holders of the SAFEs (assuming conversion prior to the Offering).	The percentage ownership of the Company by the holders of the SAFEs will vary depending on the pre-money valuation and fully diluted capitalization of the Company prior to the Equity Financing at which the SAFEs convert.

*The total number of SAFEs outstanding is subject to increase in an amount equivalent to OpenDeal Inc. dba Republic's commission of 2% of the Securities issued in the Offering(s).

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Convertible Notes	23	$415,000.00	Product development, business development, and marketing.	May 10, 2015	Rule 506(b)
SAFEs	107,000*	$107,000.00	See the description of the use of proceeds on page 19 hereof.	September 1, 2017	Regulation CF

*The total number of SAFEs outstanding is subject to increase in an amount equivalent to OpenDeal Inc. dba Republic's commission of 2% of the Securities issued in the Offering(s).

Valuation
Based on the Offering price of the Securities, there has been no pre-Offering value ascribed to the Company.

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

Ownership
Approximately 89% of the common stock of the Company is owned by Payam Safa, whose shares are fully vested. The remaining 11% (approximately) of the common stock is owned by eight other advisors and employees, some of whose shares are fully vested.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Payam Safa	89.9%

Following the Offering, the Purchasers will own 0.0% of the Company if the Minimum Amount is raised and 0.0% if the Maximum Amount is raised.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information

Total Income	Taxable Income	Total Tax
$0.00	$0.00	$0.00

Operations
The Company does not expect to achieve profitability in the next 12 months due to continued investment in research and development of the product, and intends to focus on the following milestones: integrating at least 3 additional ride hailing partners and achieving a user base of 50,000 monthly transacting users.

Liquidity and Capital Resources
The Offering proceeds are essential to our operations. We plan to use the proceeds as set forth above under "use of proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we currently have $10,000 in cash on hand which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company has the following sources of capital in addition to the proceeds from the Offering:
$10,000.00 of a $30,000.00 commitment from an investor has already been distributed to the Company in exchange for a convertible note.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties
After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 428,000 of Units of SAFE (Simple Agreement for Future Equity) for up to $428,000.00. The Company is attempting to raise a minimum amount of $50,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by November 17, 2017 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment

commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $428,000.00 (the "Maximum Amount") and the additional Securities will be allocated on a First-come, first-served basis.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with Prime Trust, LLC until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $100.00.

The Offering is being made through OpenDeal Inc. dba Republic, the Intermediary. The following two fields below sets forth the compensation being paid in connection with the Offering.

Commission/Fees
5.0% of the amount raised

Stock, Warrants and Other Compensation
A commission equivalent to 2% of the Securities being issued in this Offering.

Transfer Agent and Registrar
The transfer agent and registrar for the Securities is FundAmerica, LLC.

The Securities
We request that you please review our organizational documents and the Crowd Safe instrument in conjunction with the following summary information.

Authorized Capitalization
At the initial closing of this Offering (if the minimum amount is sold), our authorized capital stock will consist of (i) 10,000,000 shares of common stock, par value $0.00001 per share, of which 9,460,000 common shares will be issued and outstanding.

Not Currently Equity Interests
The Securities are not currently equity interests in the Company and can be thought of as the right to receive equity at some point in the future upon the occurrence of certain events.

Dividends
The Securities do not entitle the Purchasers to any dividends.

Conversion

Upon each future equity financing of greater than $1,000,000.00 (an "Equity Financing"), the Securities are convertible at the option of the Company, into CF Shadow Series Securities, which are securities identical to those issued in such future Equity Financing except 1) they do not have the right to vote on any matters except as required by law, 2) they must vote in accordance with the majority of the investors in such future Equity Financing with respect to any such required vote and 3) they are not entitled to any inspection or information rights (other than those contemplated by Regulation CF). The Company has no obligation to convert the Securities in any future financing.

Conversion Upon the First Equity Financing

If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Purchaser will receive the number of CF Shadow Series Securities equal to the greater of the quotient obtained by dividing the amount the Purchaser paid for the Securities (the "Purchase Amount") by:

(a) the quotient of $5,000,000.00 divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable Securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) the issuance of all shares of capital stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "Safes"), and (iv) any equity Securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes,

OR

(b) the lowest price per share of the Securities sold in such Equity Financing multiplied by 80.00%.

The price (either (a) or (b)) determined immediately above shall be deemed the "First Financing Price" and may be used to establish the conversion price of the Securities at a later date, even if the Company does not choose to convert the Securities upon the first Equity Financing following the issuance of the Securities.

Conversion After the First Equity Financing

If the Company elects to convert the Securities upon an Equity Financing after the first Equity Financing following the issuance of the Securities, the Purchaser will receive the number of CF Shadow Series Securities equal to the quotient obtained by dividing (a) the Purchase Amount by (b) the First Financing Price.

Conversion Upon a Liquidity Event Prior to an Equity Financing

In the case of an initial public offering of the Company ("IPO") or Change of Control (see below) (either of these events, a "Liquidity Event") of the Company prior to any Equity Financing, the Purchaser will receive, at the option of the Purchaser, either (i) a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) a number of shares of common stock of the Company equal to the Purchase Amount divided by the quotient of (a) $5,000,000.00 divided by (b) the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of common stock reserved and available for future grant under any equity incentive or similar plan; (ii) any Safes; and (iii) convertible promissory notes.

In connection with a cash payment described in the preceding paragraph, the Purchase Amount will be due and payable by the Company to the Purchaser immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Purchasers and holders of other Safes (collectively, the "Cash-Out Investors") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

"Change of Control" as used above and throughout this section, means (i) a transaction or transactions in which any person or group becomes the beneficial owner of more than 50% of the outstanding voting securities entitled to elect the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting securities following such transaction(s) or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

Conversion Upon a Liquidity Event Following an Equity Financing

In the case of a Liquidity Event following any Equity Financing, the Purchaser will receive, at the option of the Purchaser, either (i) a cash payment equal to the Purchase Amount (as described above) or (ii) a number of shares of

the most recently issued preferred stock equal to the Purchase Amount divided by the First Financing Price. Shares of preferred stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of preferred stock issued in connection with the Company's most recent Equity Financing.

Dissolution
If there is a Dissolution Event (see below) before the Securities terminate, the Company will distribute, subject to the preferences applicable to any series of preferred stock then outstanding, all of its assets legally available for distribution with equal priority among the Purchasers, all holders of other Safes (on an as converted basis based on a valuation of common stock as determined in good faith by the Company's board of directors at the time of the Dissolution Event) and all holders of common stock.

A "Dissolution Event" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Termination
The Securities terminate upon (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur: (i) the issuance of shares in the CF Shadow Series to the Purchaser pursuant to the conversion provisions or (ii) the payment, or setting aside for payment, of amounts due to the Purchaser pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control
The Securities have no voting rights at present or when converted.

The Company does not have any voting agreements in place.

The Company does not have any shareholder/equity holder agreements in place.

Anti-Dilution Rights
The Securities do not have anti-dilution rights, which means that future equity financings will dilute the ownership percentage that the Purchaser may eventually have in the Company.

Restrictions on Transfer
Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

In addition, the Purchaser may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.

- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

TAX MATTERS

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Purchasers who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL PURCHASER SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Loans

Related Person/Entity	Payam Safa
Relationship to the Company	Director and Chief Executive Officer.
Total amount of money involved	$131,282.00
Benefits or compensation received by related person	None.
Benefits or compensation received by Company	The Company is using the funds forwarded as a bridge loan.
Description of the transaction	The transaction was an interest free unsecured loan to Techotel.

Securities

Related Person/Entity	Mitra Toossi
Relationship to the Company	Mitra Toosi is the mother of Payam Safa.
Total amount of money involved	$50,000.00
Benefits or compensation received by related person	Equity in Techotel upon conversion of the note.
Benefits or compensation received by Company	None.
Description of the transaction	Convertible note purchased by Payam Safa's mother.

Related Person/Entity	Fred Safa
Relationship to the Company	Fred Safa is the father of Payam Safa.
Total amount of money involved	$50,000.00
Benefits or compensation received by related person	Equity in Techotel upon conversion of the note.
Benefits or compensation received by Company	None.
Description of the transaction	Convertible note purchased by Payam Safa's father.

Conflicts of Interest

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders:

OTHER INFORMATION

Bad Actor Disclosure

None

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/ Payam Safa
_____
(Signature)

Payam Safa
_____
(Name)

CEO
_____
(Title)

9/25/17
_____
(Date)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Payam Safa
_____
(Signature)

Payam Safa
_____
(Name)

Director
_____
(Title)

9/25/17
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements
Exhibit B   Video Transcript
Exhibit C   Offering Page

EXHIBIT A
Financial Statements

Techotel Inc.

(a Delaware corporation)

Unaudited Financial Statements

Calendar years ending December 31, 2016 and 2015

Prepared by:



IndigoSpire CPA Group, LLC
Aurora, CO

Financial Statements

Techotel Inc.

Table of Contents



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

September 22, 2017

To: Board of Directors of Techotel.
        Attn: Payam Safa
        payam@bellhop.me

Re: 2016 and 2015 Financial Statement Review
        Techotel Inc.

We have reviewed the accompanying financial statements of Techotel Inc. (the "Company"), which comprise the balance sheet as of December 31, 2016 and December 31, 2015, and the related statements of income and cash flows for the calendar years ending 2016 and 2015, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in the Notes and Additional Disclosures, certain conditions indicate the Company may be unable to continue as a going concern. The accompany financial statements do not include any adjustments which might be necessary should to Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

Sincerely,



IndigoSpire CPA Group

IndigoSpire CPA Group, LLC
Aurora, CO

Techotel Inc.

Balance Sheet (unaudited)
As of December 31, 2016 and 2015
See Accountant's' Review Report and Notes to the Financial Statements

ASSETS

	2016	2015
ASSETS		
Current Assets		
Cash & Cash Equivalents	8,257	89,268
Total Current Assets	8,257	89,268
Non-current Assets		
Property, Plant & Equipment, net	0	0
TOTAL ASSETS	**8,257**	**89,268**

LIABILITIES AND SHAREHOLDERS' EQUITY

	2016	2015
LIABILITIES		
Current Liabilities		
Short-Term Debt Payable	131,282	61,282
Interest Payable	26,919	5,025
Total Current Liabilities	158,201	66,307
Non-current Liabilities		
Convertible Notes Payable	345,000	205,000
TOTAL LIABILITIES	**503,201**	**271,307**
SHAREHOLDERS' EQUITY		
Common Stock	96	94
(10,000,000 shares of $0.00001 par value shares; 9,532,000 and 9,366,420 shares issued and outstanding)		
Additional Paid-in Capital	765	765
Retained Earnings, net of Distributions	(495,805)	(182,897)
TOTAL SHAREHOLDERS' EQUITY	**(494,944)**	**(182,038)**

The accompanying Notes are an important and integral part of the financial statements

Techotel Inc.

Income Statement (unaudited)
For the calendar years ending 2016 and 2015
See Accountant's' Review Report and Notes to the Financial Statements

	2016	2015
Revenues, net of Allowances and Returns	0	485
Less: Cost of Revenues	0	0
Total Gross Profit	0	485
Technology Development	286,739	116,825
Operating Expenses	4,275	27,367
Total Income from Operations	(291,014)	(143,707)
Other Income/(Expense)	0	0
Interest Income/(Expense)	(21,894)	(5,025)
Total Income before Taxes	(312,908)	(148,732)
Provision/(Benefit) for Income Taxes	0	0
NET INCOME	**(312,908)**	**(148,732)**

The accompanying Notes are an important and integral part of the financial statements

Techotel Inc.

Statement of Changes in Shareholders' Equity (unaudited)
For the calendar years ending 2016 and 2015
See Accountant's' Review Report and Notes to the Financial Statements

	Common Stock		Additional Paid-in Capital	Accumulated Earnings/ (Deficit)	Total
	# of Shares	$ Amount			
Balance at January 1, 2015	8,500,000	$85	$765	$(34,165)	$(33,315)
Issuance of restricted common stock	866,420	9	0	0	9
2015 Net Income				(148,732)	(148,732)
Balance at December 31, 2015	9,366,420	94	765	(182,897)	(182,038)
Issuance of common stock	204,000	2			2
Cancellation of restricted common stock	(38,420)	0			0
2016 Net Income				(312,908)	(312,908)
Balance at December 31, 2016	9,532,000	96	765	(495,805)	(494,944)

The accompanying Notes are an important and integral part of the financial statements

Techotel Inc.

Statement of Cash Flows (unaudited)
For the calendar years ending 2016 and 2015
See Accountant's' Review Report and Notes to the Financial Statements

	2016	2015
CASH FLOWS FROM OPERATIONS		
Net Income	(312,908)	(148,732)
Increase in Interest Payable	21,895	5,024
TOTAL CASH FLOWS FROM OPERATIONS	(291,013)	(143,708)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of Fixed Assets	0	0
TOTAL CASH FLOWS FROM INVESTING ACTIVITIES	0	0
CASH FLOWS FROM SHAREHOLDERS' FINANCING ACTIVITIES		
Proceeds from Convertible Notes Issued	140,000	205,000
Proceeds from Short-Term Debt	70,000	1,427
Proceeds from Common Stock	2	9
CASH FLOWS FROM SHAREHOLDERS' FINANCING ACTIVITIES	210,002	206,436
NET CHANGE IN CASH POSITION	(81,011)	62,728
Cash, beginning of year	89,268	26,540
Cash, end of year	8,257	89,268
Cash Paid for Taxes	$0	$0
Cash Paid for Interest	$0	$0
Supplemental Disclosure of Non-Cash Financing Activities		
Conversion of Convertible Notes Payable	$0	$0

The accompanying Notes are an important and integral part of the financial statements

Techotel Inc.
For the calendar years ending 2016 and 2015
Supplemental Notes to the Financial Statements (unaudited)

NOTE 1 - NATURE OF OPERATIONS

Techotel Inc. (which may be referred to as the "Company", "we," "us," or "our") incorporated on April 14, 2014 ("Inception") in the State of Delaware. The Company's headquarters are located in New York, New York The company has developed an application that combines food, entertainment, and transportation service-based apps into one app based on a user's location.

Since Inception, the Company has relied on securing loans to fund its operations. As of December 31, 2016 and 2015, the Company had negative working capital and will likely incur additional losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern. During the next twelve months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 9) and funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). The accompanying unaudited financial statements do not include all of the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account.

Property and Equipment

Property and equipment, which includes computer equipment and internally developed software, are stated at cost.

Depreciation and amortization is calculated using the straight-line method over the estimated useful lives of the respective assets. As of December 31, 2016, the Company had purchased no fixed assets.

Fair Value Measurements

The Company has determined the fair value of certain assets and liabilities in accordance with generally accepted accounting principles, which provides a framework for measuring fair value.

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques should maximize the use of observable inputs and minimize the use of unobservable inputs.

A fair value hierarchy has been established, which prioritizes the valuation inputs into three broad levels. Level 1 inputs consist of quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the related asset or liability. Level 3 inputs are unobservable inputs related to the asset or liability.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

There is no income tax provision for the Company for the period from Inception through December 31, 2016 as the Company incurred a taxable loss. In addition, there is a 100% valuation allowance against the net operating loss generated by the Company as of December 31, 2016. The Company is taxed as a "C" Corporation.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2016, the unrecognized tax benefits accrual was zero.

Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured. As of December 31, 2016, the Company has recognized no revenue.

Organizational Costs

In accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification (ASC) 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Accounts Receivable

The Company reserves for uncollectible accounts. Accounts receivable are written off when they are deemed to be uncollectible. Any allowance for doubtful accounts is estimated based on the Company's historical amounts written off, existing conditions in the industry, and the financial stability of the customer. The majority of the accounts receivable balances consist of monthly or quarterly subscription fees due from credit card processing companies and the Company believes and has experience to be fully collectible. Accordingly, the Financial

Statements do not include an allowance for bad debt.

Advertising

The Company expenses advertising costs as they are incurred.

Stock Compensation

Stock-based compensation expense reflects the fair value of stock-based awards measured at the grant date and recognized over the relevant vesting period.

Recent Accounting Pronouncements

In May 2014, FASB issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers". Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. The updated standard will replace most existing revenue recognition guidance under U.S. GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. Early adoption is not permitted. The updated standard for nonpublic entities will be effective after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

In February 2016, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our balance sheet.

NOTE 3 – LONG-TERM DEBT

Long-term debt consists of:

	2016	2015
8% convertible note payable, unsecured	$ 345,000	$ 205,000
Total long-term debt	345,000	205,000
Less current maturities	0	0
Long-term debt, less current maturities	$ 345,000	$ 205,000

The convertible notes are automatically convertible into equity on the completion of an equity offering of $1,000,000 or more ("Qualified Financing"), or may be converted into equity upon a majority of the lenders upon an acquisition event or initial public offering, or may be converted at the lender's election after 90 days following the maturity date. The conversion price is equal to the quotient obtained by dividing the outstanding principal and unpaid accrued interest due on the outstanding convertible notes, on the date of conversion, by the lower of (i) a discount rate of 80% multiplied by the lowest price per equity security sold to the investors in the Equity Financing or (ii) the quotient resulting from dividing $3,000,000 (the "Valuation Cap") by the common equity outstanding.

Future maturities of long-term debt are as follows:

Years, Ending December 31,	Amount
2017	$ 0
2018	205,000

2019		140,000
2020		0
2021		0
Thereafter		0
Total	$	345,000

NOTE 4 – INCOME TAX PROVISION

The Federal and state income tax returns for the Company for the years ended December 31, 2016, 2015 and 2014 have not yet been filed. Once filed, the return will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed. The net operating loss generated during the years ended December 31, 2016, 2015 and 2014 will expire in 2036, 2035 and 2034, respectively.

NOTE 5 – RELATED PARTY TRANSACTIONS

Advances from Related Party

From time-to-time, the founder has advanced the Company short-term loans. In aggregate, $131,282 and $61,282 was advanced and outstanding as of December 31, 2016 and 2015, respectively. This amount was classified as current debt on the accompanying Balance Sheet.

Long-term Debt

From time-to-time, the Company has entered into various loan agreements with employees and individuals related by family to employees. As of December 31, 2016 and 2015, the Company had outstanding convertible notes totaling $50,000 related to the majority stockholder.

NOTE 6 - STOCK-BASED COMPENSATION

During 2016 and 2015, the Company issued 204,000 and 866,420 shares of common stock to founding members, advisors and directors as performance based equity. The common shares vest over four years from the date of grant. In connection with the issuance of common stock, the Company recorded share based deferred compensation of $2 and $9 in 2016 and 2015, respectively. The Company reserves the right to repurchase the vested common stock upon an employee terminating employee with the Company at a price of $0.00001 per share. All unvested shares vest immediately upon a predefined change of control.

The changes in the unvested shares during the year are as follows:

	Weighted-Average Grant-Date Fair Value	Weighted-Average Grant-Date Fair Value
Issued, nonvested at December 31, 2014	0	$ 0
Shares granted and issued subject to vesting	866,420	0.00001
Shares vested	(281,013)	0.00001
Issued, nonvested at December 31, 2015	585,407	0.00001
Shares granted and issued subject to vesting	204,000	0.00001
Shares vested	(256,737)	0.00001
Shares forfeited	(38,420)	0.00001
Issued, nonvested at December 31, 2016	494,250	$ 0.0001

NOTE 7 –COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with, and does not know of any pending or threatening litigation against the Company.

NOTE 8 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2014 and incurred a loss in each of the years since inception. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 9 – SUBSEQUENT EVENTS

Issuance of Convertible Notes

In January 2017, the Company issued $70,000 of convertible notes of which $50,000 were to a related party. The convertible notes are automatically convertible into equity on the completion of an equity offering of $1,000,000 or more ("Qualified Financing"), or may be converted into equity upon a majority of the lenders upon an acquisition event or initial public offering, or may be converted at the lender's election after 90 days following the maturity date. The conversion price is equal to the quotient obtained by dividing the outstanding principal and unpaid accrued interest due on the outstanding convertible notes, on the date of conversion, by the lower of (i) a discount rate of 80% multiplied by the lowest price per equity security sold to the investors in the Equity Financing or (ii) the quotient resulting from dividing $3,000,000 (the "Valuation Cap") by the common equity outstanding. The notes mature in 2020.

Issuance of Restricted Common Stock

In August 2017, the Company issued 336,000 shares of restricted common stock to two employees at a value of $0.00001 per share. The Company also restricted 96,000 shares of common stock to be issued in February 2018 upon the completion of various company milestones.

EXHIBIT B
Video Transcript

Bellhop Script + Storyboard

No	Visual Direction	Narration / Voice Over
	Situation/Problem	Picture this: you're in a hurry and you need a ride now.. So you open up Uber only to see a ridiculous price surge, stupid wait times (or even worse, no cars at all). What do you do? 

		 **WHAT DO YOU DO?**
1	Alternatives	Well, you could download other apps like Lyft or Curb but it's time consuming and impossible to compare pricing.

		
2	Solution	Instead you could download Bellhop: the first and only app that allows you to request, compare and save across multiple ride hailing services from anywhere in the world.



<table>
<tr>
<td></td>
<td></td>
<td>

UBER
Lyft (8 min) $6-8
Lyft Plus (11 min) $8-11

Confirm your pickup point
From
To
When NOW schedule for later
UBER
Lyft (8 min) $6-8
Lyft Plus (11 min) $8-11

Confirm your pickup point
From
To
When NOW schedule for later
UBER
UberX (7 min) $5-8
UberX (12 min) $6-9

</td>
</tr>
</table>

| 3 | How It Works/Features | Simply enter your destination and Bellhop does the rest: connecting you with the closest drivers across the major ride sharing apps, allowing you to book the best ride at the best price  |

		 Confirm your pickup point From To When NOW schedule for later Sedan $60.56 All Inclusive Sedan $60.56 All Inclusive SUV $75.43 Sedan $97.75 Sedan $60.56 All Inclusive Sedan $60.56 All Inclusive SUV $75.43 Sedan $97.75 .
4	Closing Pitch	So do yourself a favor, download the free Bellhop app today

[Intro]:

Hey how's it going, my name is Payam Safa and I'm the CEO and Founder of Bellhop. I studied computer science, I programmed drones and satellites for the government with secret clearance, I've started a hotel chain and another technology company before Bellhop.

We're the first all-in-one app that brings all the ride-hailing apps into one. Our mission is to make your life easier by giving you, the consumer, access to the best on-demand services— starting with transportation and then going into food and entertainment— from anywhere in the world. Bellhop improves your life in two simple ways: you're going to save a lot of money, and you're going to save a lot of time.

Here's how it works:

[Marketing Video]:
1. Picture this: you're in a hurry and you need a ride now.. So you open up Uber only to see a ridiculous price surge, stupid wait times (or even worse, no cars at all). What do you do?
2. Well, you could download other apps like Lyft or Curb but it's time consuming and impossible to compare pricing.
3. Instead you could download Bellhop: the first and only app that allows you to request, compare and save across multiple ride hailing services from anywhere in the world.
4. Simply enter your destination and Bellhop does the rest: connecting you with the closest drivers across the major ride sharing apps, allowing you to book the best ride at the best price
5. So do yourself a favor, download the free Bellhop app today

[Outro]:
I started Bellhop to connect consumers to the plethora of apps out there. There are 3 million apps that have entered the marketplace on just iTunes on the App Store in 9 years since the inception of the iphone. Consumer no longer have the ability to know what the best are - we don't know how to take advantage of these apps because we're so inundated and all these apps are difficult to reach and access. This is a problem that's exacerbated when we're travelling and not at home. In that scenario, you have absolutely no idea what the best apps are.

We solve this pain for travellers and consumers by pulling in— in real time, based on your location— the best apps so you can no longer worry about what those best apps are. It's seamlessly accessible and makes your life easier and more efficient - without ever having to go out and do the research.

Our platform has been thoroughly tested the last few months and we're in beta. We have both of the major on demand services, Uber and Lyft, fully integrated. And it works, during our beta testing customers have saved an average of 20% on every ride.

This is an exciting time to join Bellhop as we're the first to market in this space. We've built an incredible platform and assembled a highly experienced team.

With further investment we will accelerate our goal of adding all of the major ride hailing services over the next 12 months.

Bellhop - the first all in one app connecting consumers to the best ride hailing services. We empower them to make smarter decisions by providing transparency and choice. We hope you'll join us on this incredible journey.

EXHIBIT C
Offering Page

Republic

Companies   Investor groups   Education   Blog   ✉ 1   ⚡   Admin



Bellhop

All-in-one ride hailing app

IMMIGRANT FOUNDERS   LIFESTYLE   TECH   SHARING ECONOMY   APPS   TRAVEL   MARKETPLACES   CONSUMERS   MOBILE

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Due to overwhelming demand from potential investors and the fact the maximum funding on our first campaign was reached so quickly, Bellhop is delighted to announce that it will open a second and final campaign on the Republic

Deal terms

Funding goal *i*	Investment size
$50K – $428K	min $100, max $107K

Type of security
Crowd Safe · Learn more

Discount	Valuation cap
20%	$5,000,000

Perks

Get additional perks from Bellhop for your investment

platform. This second campaign will end November 17 to give everyone a fair chance to participate. Please note however we will not do any further public rounds so this will be your final opportunity. We want to thank the hundreds of supporters who so quickly oversubscribed the first campaign. Your feedback, comments and encouragement have been inspiring and we're delighted you are joining us on this incredible journey!

Deal highlights:

- The first all-in-one ride-hailing app, allowing users to pick and choose the best value
- Disrupting the traditional ride-hailing app marketplace – bringing transparency, competition and choice to the user
- Integrates with major service providers globally including Uber and Lyft, with more on the way
- Marketing to 30 million passengers at JFK through partnership with Port Authority of NY & NJ. Expanding to Newark and La Guardia airports next
- Targeting $11+ billion on-demand ride-hailing market
- In public beta testing with official launch Q4 2017

Overview:

Bellhop is the first all-in-one app connecting consumers to the best ride-hailing services, empowering them to make smarter decisions. We work with companies such as Uber and Lyft, and leverage their APIs to give consumers access to book rides directly through Bellhop. We make money by taking a commission from these ride-hailing companies on processed transactions. Consumers pay the same price within Bellhop as they would pay if they were to use each ride-hailing app separately.



$98
$72
$67
Less Waiting
By aggregating services like Uber and Lyft, Bellhop always has a driver around the corner.
More Flexibility
With an all-in-one experience, you no longer have to open multiple apps to reap the benefits of each service.
More Savings
Compare your options side-by-side in real time, then feel good knowing you made a cost-effective decision.

15% of Americans have already used a ride-hailing app and this market is one of the fastest growing sectors. New ride hailing apps are launching all the time. The business



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$100
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Your name will be written on our website (with your consent) as a Thank You!
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RECEIVE
All the above + Bellhop laptop sticker
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$500
RECEIVE
All the above + Bellhop T-shirt
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INVEST
$1,000
RECEIVE
All the above + $25 gift card for ride-hailing
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$2,500
RECEIVE
All the above + $50 gift card for ride-hailing
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$5,000
RECEIVE
All the above + become a Bellhop VIP - exclusive early access to Beta products and parties / events.
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$10,000
RECEIVE
All the above + lunch meeting with the Founder

model is already established and competition is growing, making it the perfect market to provide comparison shopping and transparency through our platform.

The problem:

There are too many ride-hailing apps for the user to easily manage and compare, and with new apps constantly appearing it's become impossible for consumers to find the best value.

Dozens of ride-hailing apps have launched in 2017 alone. The average smartphone user opens only 9 apps per day, making managing several ride hailing apps unrealistic.

The consumer often doesn't know what exists and is left with too many choices and too little transparency.



Furthermore, It's practically impossible to compare across multiple apps to find the best price or wait time for your ride. The end result: frustration, lack of competition and no consumer choice. *That's where Bellhop comes in.*

Bellhop is the all-in-one app that allows you to compare multiple ride-hailing services in one place and order a ride.

We make your life easier by bringing multiple apps under one roof.





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$25,000

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All the above + free flight to NYC (up to $400 value) to meet with the Founding team over dinner.

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Documents

Official filing on SEC.gov

Form C

Company documents

Bellhop Crowd Safe



Bellhop brings its users:

- **Transparency** – consumers can shop across multiple ride-hailing apps including car pooling and taxis all within one app

- **Product access** – easier access to both existing and new apps the consumer may never get to see

- **Savings** – significant time and money savings on every ride

- **Data and Space** – Fewer apps saves memory and space on smart phones

- **Easier Life** – Most importantly, Bellhop makes digital lives easier



What our customers say:

"

I use ride hailing services all of the time and Bellhop really has made my life easier. It's simple to use and I don't have to use multiple apps anymore to find the best ride.

— Chau Mui

Bellhop really is the future of Apps. It makes my life so much easier and I use almost every week.

— Robin Gedders

I love this App! Bellhop is such a great idea and it's so easy to use. I recommend it to all my friends and family.

— Emily Pan

"

How it works:

Bellhop has been designed to be as easy to use as possible, and works the same familiar way the individual apps work.

Simply:

- **Open** the Bellhop app,
- **Enter** your destination,
- **Pick** from the options multiple apps provide, based on your preference (pricing, wait time, car type, etc.)
- **Tap** to order a car! All within Bellhop. It's that easy.

You get the convenience of quickly hailing a car, plus the power to compare options across all providers.



This means there's no need to open Uber, and then Lyft to see which is better.

Best of all, you pay the same price for greater choice. Bellhop takes a commission from the service provider, so you don't pay an extra cent.

One of the primary value propositions of Bellhop is the peace of mind no matter where you go. If you are traveling and land in a foreign country or different state you may not be aware of localized ride hailing options. Austin, TX, for example, has no Lyft or Uber within the city limits. Yet with Bellhop, you will open just one app and have all the local options.

Business model

Bellhop is an aggregator of on-demand ride-hailing apps. We make money by taking a commission on transactions processed from our suppliers (e.g. Lyft). We can quickly add new suppliers through their APIs, making our footprint equal to the footprint of all suppliers combined and making the platform easily scalable.


1. Consumers book within Bellhop, and pay the same price as on supplier app
2. Bellhop completes transaction through supplier APIs
Suppliers
3. Fulfillment of service by suppliers

Bringing value to partners

Bellhop's technology has been built to enable it to provide B2B solutions for companies such as Amazon Alexa or Google Home, and other service apps to power their products. We've already been contacted by some major companies about both white label and feeds of our APIs into their products.


Voice & Chat – Amazon/Google
John
Reservation at 7 please. Also my friend is Vegan. And we need a hotel pickup.
Allo
Reservation booked - vegan options available. A car will pick you up at 6:40pm at Dream Downtown.
3rd Party App – Marriott
In-Flight Entertainment – Panasonic Avionics
Bellhop API Platform
Food
delivery.com
DOORDASH
Entertainment
viator
Transport
mytaxi
lyft
mozio
via

Ride hailing landscape

Bellhop is the first to market in this space and we plan to use the first mover advantage to remain the clear market leader.

Bellhop is uniquely positioned as the first all-in-one ride-hailing app.

Google Maps integrates with some ride-hailing services, but they merely link to apps, i.e. the consumer still needs to download, register and book using the underlying ride-hailing app.

Other apps that allow to compare services charge consumers a commission for the privilege of comparison shopping, which turns users away.


RIDE-POOLING
via
uberPOOL
LYFT LINE
waze CARPOOL
Bla Bla Car
scoop
RIDE-SHARING
UBER
lyft
JUNO
NON-US MARKET
DiDi
OLA
Grab
TAXI-HAILING
curb
ARRO
mytaxi
Fare
Flywheel
RideYellow
bellhop
ADDED FEES
FairFare
RIDEGURU
2x
UP
migo



Next: New York launch

In New York, there are currently 712,000 daily rides, growing to over 1 million in 2018. We are launching and targeting our marketing efforts to New York City as one of the most active ride hailing markets globally.

Our initial goal is to capture 7% of that market and achieve 2.5 million app downloads and 50,000 transactions within 12 months. To put this into perspective, Uber and Lyft alone currently generate over 130,000 daily downloads of their app.





Bellhop has an experienced team of full time staff as well as advisors who have run global marketing teams and have in-depth product launch experience. We will start by using social media channels to drive downloads, ground support and adoption, getting users aware and engaged in our product. In parallel, we will use traditional and non-traditional PR to get mass exposure as quickly as possible, utilizing personal and professional networks of our team and advisors. Finally, stages 2 and 3 of our marketing outreach will involve more traditional paid ads, email, and strategic partnerships.


bellhop
Marketing
Phase 1
Phase 2
Phase 3
Guerrilla Marketing - Social, PR, Bloggers, Content, App Reviews
Viral - Videos, Incentives
Paid - PPC, FB Ads, Influencers, Fliers, Email, List Rentals, Affiliate
Corporate - Awards, Conference Partnerships, Speaking Engagements

Port Authority of NY & NJ airport pilot

We're currently in the process of kicking off a pilot with the Port Authority of NY & NJ - they own and operate the three major airports in the region (La Guardia, JFK, and Newark), and are expecting to launch this pilot in November 2017.

Right now, the average wait time at JFK's Terminal 4 taxi lines is 15–20 minutes, and during rush hour can go over 45 minutes.

They're working with Bellhop to completely revamp the entire experience for travelers coming through the airport. In short, travelers will have two options: they can either wait in the regular taxi line, or download Bellhop to hail a taxi or Uber/Lyft/super shuttle etc with a wait time less than 3 minutes on average.

We're starting with all terminals at JFK which has 30 million inbound passengers per year! They also want to work with us for every terminal at La Guardia and Newark. We hope to then expand this to many other airports in the country, and then other countries around the world.

What's next? Long term plans

Building on our scalable model and technology platform, we aim to launch in multiple verticals to make Bellhop the go-to app consolidating dozens of on-demand services.

Once customers are familiar with Bellhop and are using the app for ride-hailing, they will become receptive to other additional on-demand services provided with the same unique user experience.


curb
Gett
JUNO
OLA
bellhop
Grab



We see a unique opportunity in industries like restaurant reservations, food delivery, entertainment and other on-demand verticals where, just like ride-hailing, users are currently unable to compare these products and there is no transparency.



Whether it is for dry cleaning, food delivery or ordering a ride-sharing service, this one app will do it all for you.

That's where the name Bellhop comes from. It's based on the concept of a hotel concierge that gives you incredible service and makes your life and travel so much easier.

Honors and awards:

Bellhop has been accelerated and incubated, won awards, and has been invited to present at major conferences.


Accelerated by


Award winner


Award winner


Incubated by


Finalist


Finalist

Why Invest?

Additional funding will allow us to add national, global and regional new players at an accelerated rate.

Bellhop is well positioned to lead in this growing and lucrative market. The total addressable market in the US for consolidating on-demand services could reach $70 billion.

Category	Gross Revenue	Commission	Net revenue
Rides	$11B	25% * 25%	$0.69B
Food delivery	$30B	15% * 25%	$1.1B
Tours	$20B	20%	$4B
Shows	$9B	20%	$1.8B
Restaurant reservations	$0.24B	25%	$0.06B
	$70B	**~10%**	**$7.7B**

Team

Payam Safa studied Computer Science & Engineering graduating Cum Laude Honors from UCLA. He began his career programming drones and satellites for the US government with security clearance. Next, as a consultant for Accenture, he built enterprise systems for Fortune 500 companies. After an MBA at INSEAD, where he was the Co-President of the Real Estate Club, he moved to Indonesia to co-found a hotel chain. Continuing his entrepreneurial journey, he founded Chanelink, the first channel manager in Indonesia. He is using his unique experience as technologist building a hotel chain to make Bellhop a market leader and a first all-in-one on-demand services app.

Nick Ferris has launched dozens of online products across B2B and B2C including the first financial search engine and social networking site. He was named Marketer of the Year in 2015 and most recently as COO of Simpler Trading overseeing the restructuring of America's largest financial training company.

Kevin Ross is a data-driven growth hacker and digital strategist with 8+ years experience developing brands, products, and experiences. During this time, he's worked on hundreds of projects as a growth hacker, occupying roles at every level starting as a freelancer to generating over $1 million in digital ad revenue as Head of Digital Strategy for two major college-based publications.

Our advisors are world class. Blue, Bellhop's original CTO, built our platform, and has been CTO and a technology lead at a handful of other organizations. Beth ran product teams at Grubhub and Expedia. Jason led marketing at Google Play music and has been CMO at a couple venture backed businesses. Dimitrios was a Senior Manager at McKinsey and helped lead their ventures group. Norm is a travel technology adviser and consultant to a variety of travel companies.

A letter from the founder

First and foremost, thank you for taking the time to learn about Bellhop's mission. We have an incredible team who have helped us build this product and with your help we can further accelerate our growth as we launch our major marketing campaigns in Q4 this year.

Let's just talk about ride hailing for a second. This is the market we've chosen to prove our platform and initially grow our business. But we have grand plans to move into food delivery, restaurant reservations, entertainment and many other areas where our model is easily applicable.

By disrupting the current app market, we plan to become a powerful force in on-demand services. Just imagine what we can do for food delivery and other sectors - giving you the same power of choice, and sizable cost savings.

Within food delivery alone, the top players are Seamless/Grubhub, Postmates, Door Dash, Caviar, Uber Eats, and delivery.com. With Bellhop, you wouldn't have to figure out which restaurant is within which app, or which app can deliver food to you as fast as possible. Our mission is to quickly enter these other verticals as we grow. The more services we add, the easier your digital life becomes.

We see Bellhop replacing literally dozens of apps driving choice, competition and making your digital life so much easier. And that is just the beginning.

Bellhop beta is already live. You can download it from the iOS App Store today. The Android version comes out later this year. We hope you enjoy it and please come on this incredible journey with us!
– Payam Safa



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About Bellhop

Full Name
Bellhop

Founded
Apr 2014

Form
Delaware Corporation

Employees
0

Website
http://www.getbellhop.io



Social Media

Headquarters

MIDTOWN
MIDTOWN EA
The High Line
Empire State Building
11th Ave
8th Ave
7th Ave
E 34th St
Park Ave S
W 14th St
137 West 25th Street , New York, NY
Map data ©2017 Google

Bellhop team

Everyone helping build Bellhop, not limited to employees



Payam Safa

Founder & CEO

Founder & CEO, Chanelink; Co-Founder & Commercial Director, Batiqa Hotels; Consultant, Accenture; Software Engineer, Northrop Grumman; MBA, INSEAD; BSc Computer Science, UCLA





Nick Ferris

CMO

CEO, Top Pet Tech; COO, Simpler Trading; Global Business Director, Bloomberg; Group Marketing Director, Euromoney Institutional Investor; Head of Venture Capital, Haylkan Industries; BA Law & Politics, Nottingham Trent University





Kevin Ross

Head of Growth

Creative Director, Apex Artistry; Head of Growth and Technology, University Primetime; Interim CEO, Yilb; Strategic Marketing, Warner Music; Marketing & Branding, Sony Music; Freelance Digital Strategist & Creative.







Beth Birnbaum

Product Advisor

SVP Product, GrubHub; VP Product, Expedia; Senior Director Connectivity Partnerships, Expedia; Director Product, Travelocity; MBA, INSEAD; BA Economics, Yale



Dimitrios Skaltsas

Business Development Advisor

Senior Manager, McKinsey; Domain Manager, McKinsey New Ventures; Co-Founder, Arura Foods; MBA, INSEAD

Jason Shafton

Marketing Advisor

Co-Founder & SVP Marketing, Heal; Founder & CEO, Rubber Room Records; Executive Director & Chairman, Brute; Chief Product Officer, Goodworld; VP Marketing, Comedy Central; Head of Google Play Marketing, Google





Josef Richter

UI/UX

Founder, appca.team; Mobile App Specialist, iphonedesign.info; COO Goldfingr; Senior Consultant, E&Y; YCombinator

in

Norm Rose

Travel Technology Advisor

President, Travel Tech Consulting; Senior Technology Analyst, PhoCusWright; Corporate Travel Manager, Sun Microsystems; Corporate Sales Manager, United Airlines

in



Sebastian Sztemberg

Mobile Engineer



Damian Bronecki

Back-End Engineer

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The Best Travel Startups Selected to Join Plug and Play's Travel & Hospitalit…

〰 PRWeb · May 12, 2016

After sourcing over 800 startups, Plug and Play's Travel & Hospitality Innovation Platform has accepted 18 startups into its first batch …

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The Digital Big Bang in Travel: Does Your Strategy Stack Up?

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FAQ

Do consumers pay more on Bellhop compared to booking directly on each app (e.g. Uber or Lyft)? >

Is there an Android version?

Does this work in my city?

How are payments handled?

How do you plan to utilize the funds raised?

What exactly is Bellhop? Please summarize it for me. I have a short attention span.

Why would I chose your app over say my regular Uber or Lyft app?

Do users need to download multiple ride hailing apps before they can use Bellhop?

Where does the name Bellhop come from?

Add question

Do consumers pay more on Bellhop compared to booking directly on each app (e.g. Uber or Lyft)?

No. Consumers pay the same price on Bellhop as they would pay if they were to book directly on a partner app.

Risks

We rely on other companies to provide us access to their systems through their application programming interface (API) for our app to be of value to our users. >

The development and commercialization of our app, even though we're first to market, is highly competitive.

We plan to implement new lines of product offerings and services within existing lines of business.

Through our operations, we collect and store certain personal information that our customers provide to purchase products or services, enroll in promotional programs, register on our web site, or otherwise

We depend on these suppliers to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our app and products may be adversely impacted if companies to whom we depend on, revoke our access to their APIs to meet our customers' expectations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two suppliers.

enroll in promotional programs, register on our web site, or otherwise
communicate and interact with us.

Security breaches and other disruptions could compromise our
information and expose us to liability, which would cause our business
and reputation to suffer.

An intentional or unintentional disruption, failure, misappropriation or
corruption of our network and information systems could severely affect
our business.

We depend on third-party service providers and outsource providers for
a variety of services and we outsource a number of our non-core
functions and operations.

We depend on third party providers to supply some of the hardware,
software and operational support necessary to provide some of our
services.

The Company's success depends on the experience and skill of the
board of directors, its executive officers and key employees.

We rely on third-party suppliers for the services used in the delivery of
our products.

Maintaining, extending and expanding our reputation and brand image
are essential to our business success.

From time to time, third parties may claim that one or more of our
products or services infringe their intellectual property rights.

The amount of capital the Company is attempting to raise in this Offering
is not enough to sustain the Company's current business plan

The Company has indicated that it has engaged in certain transactions
with related persons.

We must correctly predict, identify, and interpret changes in consumer
preferences and demand, offer new products to meet those changes,
and respond to competitive innovation.

Substantial disruption to our suppliers could occur.

The consolidation of our suppliers could adversely affect us.

The Company could be negatively impacted if found to have infringed on
intellectual property rights.

We rely heavily on our technology and intellectual property, but we may
be unable to adequately or cost-effectively protect or enforce our
intellectual property rights, thereby weakening our competitive position
and increasing operating costs.

We rely on agreements with third parties to provide certain services,
goods, technology, and intellectual property rights necessary to enable
us to implement some of our applications.

If we fail to maintain or expand our relationships with our suppliers we may not have adequate access to new or key technology necessary for our products, which may impair our ability to deliver leading-edge products.

We must acquire or develop new products, evolve existing ones, address any defects or errors, and adapt to technology change.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

If we do not respond to technological changes or upgrade our websites and technology systems, our growth prospects and results of operations could be adversely affected.

The Units of SAFE (Simple Agreement for Future Equity) will not be freely tradable until one year from the initial purchase date. Although the Units of SAFE (Simple Agreement for Future Equity) may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.

No Guarantee of Return on Investment

A majority of the Company is owned by a small number of owners.

The Company has the right to extend the Offering deadline.

There is no present market for the Securities and we have arbitrarily set the price.

Purchasers will not become equity holders until the Company decides to convert the Securities into CF Shadow Securities or until an IPO or sale of the Company

Purchasers will not have voting rights, even upon conversion of the Securities into CF Shadow Securities.

Purchasers will not be entitled to any inspection or information rights other than those required by Regulation CF.

In a dissolution or bankruptcy of the Company, Purchasers will be treated the same as common equity holders.

Purchasers will be unable to declare the security in "default" and demand repayment

The Company may never elect to convert the Securities or undergo a liquidity event.

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